GREEN STAR ALTERNATIVE ENERGY, INC.
1660 Hotel Circle North, Suite 207
San Diego, California 92108

December 8, 2009

Mr. William Thompson, Esq.
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405

RE:	Green Star Alternative Energy, Inc.
Your Letter; Form 8-K;
File No. 0-53627

Dear Mr. Thompson:

Thank you for your comment letter with respect to our Form 8-K (Items 4.01 and 4.02). A copy of the Amendment No. 1 is filed with this letter.

Here below are our responses to the questions as numbered to correspond to the numbers assigned in your comment letter.

Question No. 1

We revised the second and third paragraphs to read as follows:

Seale and Beers was engaged by the Company on August 6, 2009 and Seale and Beers issued the interim report on the Company's financial statements for the June 30, 2009 interim period. This interim report did not contain an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles. The Company's prior independent registered public accounting firm that preceded Seale and Beers (Moore & Associates, Chartered) issued a going concern qualification in the Company's audited financial statements for the period ending December 31, 2008 and which appeared in the Company's Form 10. Seale and Beers did not issue a report on the Company's audited financial statements for the year ending December 31, 2008 (or any prior period).

Seale and Beers CPAs were retained by the Company on August 6, 2009 and the sole responsibility of Seale and Beers CPAs concerning the review of the Company's financial statements involved the Company's interim financial statements for the three months and six months ending June 30, 2009. Seale and Beers did not issue a report on the Company's financial statements for either of the past two fiscal years (2007 and 2008).

Question No. 2

We revised the fourth paragraph and given the prior revisions to the second and third paragraphs we believe that this responds to the comments:

During the registrant's two most recent fiscal years and the subsequent interim periods preceding the dismissal of Seale and Beers on September 25, 2009, there were no disagreements with Seale and Beers CPAs whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Seale and Beers CPAs' satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report on the Registrant's financial statements.

Question No. 3.

We have requested that Seale and Beers respond. See Exhibit 16.1 attached.

Question No. 4.

We have corrected the date.

Question No. 5.

We revised the first paragraph under Item 4.02 to include the following:

(1) We determined on September 24, 2009 that our prior financial statements that we filed in our Form 10, in our Amendment No. 1 to our Form 10, and in our Form 10-Q (for the period ending June 30, 2009) and which contain our audited financial statements for the 2007 and 2008 fiscal years ending December 31st of each year and in our June 30, 2009 unaudited statements for the quarter ending June 30, 2009 (as reported in our Form 10-Q for the quarter ending) should no longer be relied upon because the "wind sensors" were erroneously expensed on our income statement and should have been reported as an asset on our balance sheet.

Question No. 6.

We revised the following third paragraph in Item 4.02 as follows:

The accounting error (that is, of expensing the wind sensors rather than capitalizing the purchase of the wind sensors and treating it as an asset) will likely have the following effect: understated assets by $95,691 and overstated net loss by same amounts for audited financial statements ended December 31, 2008 and understated assets by $95,399 and overstated net loss by $292 for unaudited financial statement ended June 30, 2009.

Question No. 7.

We have inserted the following in the second last paragraph in Item 4.02:

In the coming weeks, the Company intends to file:
(1)	audited restated financial statements for the 2007 and 2008 fiscal years ending December 31st of each year in the Company's Form 10 in the near future (in Amendment No. 2 to the Form 10); and

(2)	unaudited restated financial statements for the quarter ending June 30, 2009 in the near future (in Amendment No. 1 to the Form 10-Q).

          In that connection, please know that the Company hereby provides the following representations and warranties relative to its obligations under the Securities Exchange Act of 1934:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Thank you gain for the courtesies that you have extended to us. We appreciate your kind assistance.

Sincerely,
Jesse M. De Castro,

Chief Financial Officer
JMD:mds cc: file